                                                             United States
                                                  Securities and Exchange Commission
                                                         Washington, DC 20549

                                                           ----------------

                                                               Form 11-K

                                                             Annual Report
                                                   Pursuant to Section 15(d) Of The
                                                    Securities Exchange Act of 1934

(Mark One):

_x_      Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
 -
         [No Fee Required, Effective October 7, 1996].

For the fiscal year ended  December 31, 2003
                          -------------------------------------------------------------------------------------

                                                                  OR

___      Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of
         1934 [No Fee Required].

         For the transition period from ______ to _______

                                                    Commission file number 001-9936

                                                      EDISON 401(K) SAVINGS PLAN
                                                       (Full Title of the Plan)

                                                         EDISON INTERNATIONAL
                                                           (Name of Issuer)

                                  2244 Walnut Grove Avenue (P.O. Box 800), Rosemead, California 91770
                                                (Address of principal executive office)

                                                                                            Edison 401(k) Savings Plan
                                                                                                (Formerly known as the
                                                                                                   Southern California
                                                                                                        Edison Company
                                                                                              Stock Savings Plus Plan)

                                                                                                               Financial Statements
                                                                                                          and Supplemental Schedule
                                                                                               As of December 31, 2003 and 2002 and
                                                                                               for the Year Ended December 31, 2003

                                                     Edison 401(k) Savings Plan
                                                     (Formerly known as the
                                                     Southern California Edison Company
                                                     Stock Savings Plus Plan)

                                                                                        Contents

         Report of Independent Registered Public Accounting Firm                             3

         Financial Statements

             Statements of Net Assets Available for Plan Benefits as
               of December 31, 2003 and 2002                                                 4

             Statement of Changes in Net Assets Available for Plan Benefits
               for the Year Ended December 31, 2003                                          5

         Notes to Financial Statements                                                    6-16

         Consent of Independent Registered Public Accounting Firm                           17

         Supplemental Schedule

             Schedule I: Form 5500 - Schedule H Part IV - Line 4i - Schedule
                   of Assets (Held at End of Year) as of December 31, 2003               18-21

         Note:    Schedules  other than that  listed  above  have been  omitted  because  they are not  applicable  or are not required by 29 CFR  2520.103-10  of the  Department  of Labor's  Rules and  Regulations  for  Reporting  and
                  Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Southern California Edison Company
    Benefits Committee

We have audited the accompanying statements of net assets available for plan benefits of the Edison 401(k) Savings Plan (the Plan), formerly known as Southern California Edison Company Stock Savings Plus Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003.  These financial statements and the schedule referred to below are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those
standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2003,  is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
BDO Seidman, LLP

Los Angeles, California
June 22, 2004

                                                                                     Edison 401(k) Savings Plan
                                                                                         (Formerly known as the
                                                                             Southern California Edison Company
                                                                                       Stock Savings Plus Plan)

                                                           Statements of Net Assets Available for Plan Benefits

December 31,                                                                      2003                  2002
--------------------------------------------------------------------------------------------------------------------

                                                                                          (in 000's)
Assets

Investments, at fair value                                                 $       2,138,740     $      1,524,096

Receivables
   Dividends receivable                                                                   37                  202
   Interest receivable                                                                   230                  327
   Profit sharing receivable                                                           4,291                2,193
   Receivable from brokers                                                            10,839                  796
--------------------------------------------------------------------------------------------------------------------
   Total receivables                                                                  15,397                3,518
--------------------------------------------------------------------------------------------------------------------

Total assets                                                                       2,154,137            1,527,614
--------------------------------------------------------------------------------------------------------------------

Liabilities
   Payable to brokers and others                                                      23,999                   19
--------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                     23,999                   19
--------------------------------------------------------------------------------------------------------------------

Net assets available for benefits                                          $       2,130,138     $      1,527,595
====================================================================================================================

                                                                                        See accompanying notes to financial statements.

                                                                                                       Edison 401(k) Savings Plan
                                                                                                           (Formerly known as the
                                                                                               Southern California Edison Company
                                                                                                         Stock Savings Plus Plan)

                                                                   Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31,                                                                                  2003
--------------------------------------------------------------------------------------------------------------------

                                                                                                      (in 000's)
Additions

Investment income
   Dividends                                                                                        $       5,760
   Interest                                                                                                 7,459
   Net appreciation in fair value of investments                                                          514,639
--------------------------------------------------------------------------------------------------------------------
                                                                                                          527,858
Less:  Management fees                                                                                        584
--------------------------------------------------------------------------------------------------------------------

Net investment income                                                                                     527,274
--------------------------------------------------------------------------------------------------------------------

Contributions
   Employer contributions, net of forfeitures                                                              45,181
   Participant contributions                                                                               96,217
--------------------------------------------------------------------------------------------------------------------

Total contributions                                                                                       141,398
--------------------------------------------------------------------------------------------------------------------

Total additions                                                                                           668,672

Deductions
   Distributions to participants                                                                           66,129
--------------------------------------------------------------------------------------------------------------------

Total deductions                                                                                           66,129
--------------------------------------------------------------------------------------------------------------------

Net increase                                                                                              602,543

Net assets available for plan benefits
   Beginning of year                                                                                    1,527,595
--------------------------------------------------------------------------------------------------------------------

   End of year                                                                                      $   2,130,138
====================================================================================================================

                                                                                         See accompanying notes to financial statement.

                                                                                                      Edison 401(k) Savings Plan
                                                                                                          (Formerly known as the
                                                                                              Southern California Edison Company
                                                                                                        Stock Savings Plus Plan)

                                                                                                   Notes to Financial Statements

1.      Plan Description           The following  description of the Edison 401(k) Savings Plan (the Plan),  which was known as the Southern  California  Edison  Company  Stock Savings Plus Plan
                                   prior  to  an  amendment   effective  May  14,  2003,   provides  only  general
                                   information.  The Plan sponsor is the Southern  California  Edison Company (the
                                   Plan Sponsor).  Participants  should refer to the Summary Plan  Description and
                                   Plan  document,  as  amended,  for a more  complete  description  of the Plan's provisions.

                                   Nature of Plan

                                   Eligibility

                                   The  Plan is a  defined-contribution  plan  with a  401(k)  feature,  in  which qualifying  full-time  and  part-time  employees of Edison  International  (the
                                   Company) and  substantially  all of its  subsidiary  companies  are eligible to participate.  The Plan is subject to the provisions of the Employee  Retirement
                                   Income  Security  Act of 1974  (ERISA).  An  employee,  as  defined by the Plan document, is eligible to participate in the Plan immediately upon employment.

                                   Contributions

                                   Subject to statutory  limits,  all  participants  may defer up to 84 percent of eligible pay.  Participating  employers provide matching contributions from 2.8 to 6 percent (the  maximum  matching  contribution  was changed to 4.5 percent,
                                   effective  December  31,  2003)  of  a  participant's   eligible  pay.  Certain
                                   participating  subsidiaries also provide a fixed profit sharing contribution of
                                   3 percent (4.5 percent,  effective  December 31, 2003) of eligible pay each pay period  and  a  variable  profit  sharing  contribution  annually  to  eligible employees.  The Plan also accepts rollover  contributions  from other qualified plans.

1.      Plan Description           Vesting
        (Continued)
                                   Participants  immediately  vest in their  contributions  plus  actual  earnings thereon.  Employer contributions plus actual earnings thereon vest at a rate of
                                   20 percent  per year.  After five  years of  service  or  reaching  age 65, all existing  and future  employer  contributions  are fully  vested.  The Plan was amended,  effective  October 23,  2003,  to provide  full  vesting for affected participants  upon  termination of their employment in connection with the sale of Gordonsville  Energy, L.P.  partnership  interests by subsidiaries of Edison
                                   Mission Energy.

                                   Forfeitures

                                   At  December 31,  2003, and 2002,  the unused  portion of forfeited  non-vested accounts totaled $12,827 and $1,313,  respectively.  These accounts are used to reduce  future  employer  contributions.  During 2003,  employer  contributions were reduced by $249,479 from forfeited non-vested accounts.

                                   Plan Trust

                                   Plan  assets are held in trust with State  Street Bank and Trust  Company  (the
                                   Trustee) for the benefit of participants  and their  beneficiaries.  The mutual covenants  to which the  Company  and the Trustee  agree are  disclosed  in the
                                   Trust Agreement between the Plan Sponsor and the Trustee.

                                   Plan Administration

                                   The Plan is administered  by the Southern  California  Edison Company  Benefits
                                   Committee  (the  Plan  Administrator).  Hewitt  Associates  LLC is  the  Plan's
                                   record  keeper.  As of December  31, 2003,  and  December  31,  2002,  the Plan
                                   provides  investment  choices in 50 and 52 investment funds  respectively.  The
                                   Plan's  prospectus  provides a detailed  description  of each  investment  fund choice and the respective investment manager.

1.      Plan Description           Administrative and Investment Expenses
        (Continued)
                                   The Plan Sponsor pays the cost of  administering  the Plan,  including fees and expenses  of the  Trustee and record  keeper.  Such costs were not  material to the  Financial  Statements  of the  Plan  taken as a whole  for the year  ended
                                   December 31, 2003. The fees,  taxes and other expenses  incurred by the Trustee or investment  managers in making  investments  are paid out of the  applicable
                                   fund.   This  includes   brokerage  fees  for  sales  or  purchases  of  Edison
                                   International  Common  Stock  on the  open  market.  No  additional  costs  are incurred in connection with sales of Edison  International  Common Stock within the trust or the transfer of assets between funds.

                                   Mutual funds pay fees to the Plan record keeper for administrative  services to participants  that  would  otherwise  have  to be  provided  by the  fund.  The majority  of fees  received  by the Plan  record  keeper are used to reduce the record keeping and communication expenses of the Plan.

                                   Participant Accounts

                                   Each participant account is increased for the participant's  contribution,  the
                                   employer's   contribution,   if  applicable,   and  allocations  of  investment
                                   earnings.  Allocation  of earnings and  expenses is based on account  balances, as  defined.  The  benefit to which a  participant  is  entitled is the benefit that can be provided from the vested portion of the participant's account.

                                   Participant Loans Receivable

                                   Participants  may borrow from their  account,  a minimum of $1,000 to a maximum
                                   of  $50,000,   with  certain   restrictions.   Effective   December  31,  2003,
                                   profit/gain  sharing  accounts are not available for loans.  Loan  transactions are treated as a transfer from (to) the investment  fund to (from)  Participant
                                   Loans.  Loan terms range from one to four years for general purpose loans or up to 15 years for the  purchase of a primary  residence.  Loans bear  interest at
                                   Prime Rate plus one percent.  Interest  rates of  outstanding  loans range from
                                   5.0 percent to  10.5 percent.  Principal and interest are paid ratably  through payroll  deductions.  Some separated  participants  may repay loan  obligations directly,  rather than through payroll  deductions.  Participant Loans amounted to  approximately  $64,017,000  and  $64,396,000  as of December 31, 2003,  and
                                   2002, respectively.

1.      Plan Description           Payment of Benefits
        (Continued)
                                   Account  balances are  distributed as soon as practicable  after the end of the month  in  which a  participant  dies,  requests  distributions  or  terminates employment  with an  account  balance  of  $5,000  or  less.  Participants  may otherwise delay distribution,  subject to the minimum distribution requirements that must be met after age 70 1/2.  Participants  may  choose a lump sum,  partial or an installment form of payment.

                                   Profit Sharing

                                   Certain non-represented  employees of Edison Mission Energy, Edison Enterprises and their participating  subsidiaries are eligible for two types of profit/gain sharing contributions:

                                   (i)      Fixed  profit/gain  sharing  is  comprised  of a 3%  (4.5%,  effective
                                             December 31, 2003) profit/gain  sharing  contribution each pay period to the  Plan on  behalf  of  eligible  employees.  Fixed  profit/gain sharing contributions in 2003 amounted to $2,120,248.

                                   (ii)     Variable  profit/gain  sharing is comprised of an additional 6.25% and
                                             3.0%  annual  profit/gain  sharing  contribution  to the  Plan  as of
                                             December 31, 2003, and December 31, 2002,  respectively  on behalf of eligible  employees  if  certain  business  objectives  are  reached.
                                             Variable  profit/gain sharing  contribution made in 2004 for the 2003 plan  year  amounted  to  $4,291,215.  Such  amount is  presented  as
                                             "Profit sharing  receivable" on the Statement of Net Assets Available for Plan Benefits as of December 31, 2003.

2.      Summary of Significant     Basis of Accounting
        Accounting
        Policies                   The financial  statements  are presented on the accrual basis of accounting and in  conformity  with  accounting  principles  generally  accepted in the United
                                   States of America applicable to employee benefit plans and ERISA.

                                   Use of Estimates

                                   The   preparation  of  financial   statements  in  conformity  with  accounting
                                   principles  generally  accepted  in  the  United  States  of  America  requires management to make estimates and assumptions  that affect the reported  amounts of assets,  liabilities,  and changes  therein,  and  disclosure  of contingent assets and liabilities. Actual results could differ from those estimates.

2.      Summary of Significant     Risks and Uncertainties
        Accounting
        Policies                   The  Plan's  investment  in  Edison  International  Common  Stock  amounted  to
        (Continued)                approximately  $748,488,000 and $405,530,000 as of December 31, 2003, and 2002,
                                   respectively.  Such investments  represented  approximately  35% and 27% of the
                                   Plan's  total  assets as of December  31,  2003,  and 2002,  respectively.  For risks and uncertainties  regarding Edison  International,  participants  should refer to the December 31, 2003,  Forms 10-K and the March 31, 2004,  Forms 10-Q
                                   of Edison International, and affiliate entities as follows:
                                                  Southern California Edison Company
                                                  Edison Mission Energy
                                                  Midwest Generation, LLC
                                                  EME Homer City Generation L.P.
                                                  Mission Energy Holding Company

                                   The  Plan  provides  for  various  funds  that  hold   investment   securities.
                                   Investment  securities  are  exposed to various  risks such as  interest  rate, market,  and credit  risk.  Due to the level of risk  associated  with  certain investment  securities and the level of  uncertainty  related to changes in the value  of  investment  securities,  it is at  least  reasonably  possible  that changes in risk in the near term would materially affect participants'  account balances and the amounts  reported in  Statements  of Net Assets  Available for
                                   Plan  Benefits and the  Statement of Changes in Net Assets  Available  for Plan
                                   Benefits.

                                   The Plan participates in various  investment  options that comprise  securities of foreign  companies,  which  involve  special  risks and  considerations  not typically  associated  with  investing in U.S.  companies.  These risks include devaluation of currencies,  less reliable information about issuers,  different
                                   securities  transaction  clearance  and  settlement  practices,   and  possible
                                   adverse  political  and economic  developments.  Moreover,  securities  of many foreign  companies  and their  markets may be less liquid and their prices more volatile than securities of comparable U.S companies.

2.      Summary of Significant     Investment Valuation and Income Recognition
        Accounting
        Policies                   The  Plan's  investments  are  stated at fair value or  estimated  fair  value.
        (Continued)                Investments  in mutual funds valued at quoted  market  prices  represent  units held by the  Plan at year  end.  Investments  in the  common  collective  funds invest in Premixed  Portfolios and Core Funds (see Note 4).  Investments in the
                                   common  collective  funds are valued at net asset  value of shares  held by the plan at  year-end.  Edison  International  Common Stock is valued at its quoted market price.  Participant  loans are valued at cost, which  approximates  fair value.  Purchases and sales of securities  are recorded on a trade-date  basis.
                                   Interest  income is recorded on the accrual  basis.  Dividends  are recorded on the ex-dividend date.

                                   Net Appreciation (Depreciation) in Fair Value of Investments

                                   Realized  and  unrealized  appreciation  (depreciation)  in the  fair  value of investments is based on the difference  between the fair value of the assets at the  beginning  of the year,  or at the time of purchase  for assets  purchased during the year,  and the related  fair value on the day  investments  are sold with  respect to realized  appreciation  (depreciation),  or on the last day of the year for unrealized appreciation (depreciation).

                                   Distributions to Participants

                                   Distributions to participants are recorded when paid.

3.      Investment Elections       The Trustee invests contributions in accordance with participant instructions.

                                   Participants  may elect changes to their investment mix effective each business day; provided however,  that a seven-day trading restriction applies to certain mutual funds containing  significant  international  investments.  Participants may effect  changes  to their  deferral  percentages  and  deferral  investment elections coincident with their pay frequency.

4.      Investment                 The  transfer of the  participants'  investment  from the Edison  International
        Options                    Common  Stock Fund to all other funds is valued at the closing  market price on the date of the transfer.  The transfer of the  participants'  investment  from all other funds to the Edison  International Common Stock Fund, or to any other fund,  is based on the actual  market  value  balance  (including  earnings and market  adjustments) in each  participant's  account,  as of close of market on the date of transfer.

                                   As of December 31, 2003,  and December 31, 2002,  all  participants  may choose from among 50 and 52 investment fund offerings  respectively.  These investment funds consist of the following:

                                   o        Three  Pre-mixed  Portfolios - Funds are invested in portfolios  which include U.S. stocks, non-U.S. stocks and corporate and government bonds;

                                   o        Seven Core Funds - Funds are  invested in a broad  selection  of asset classes;  large and small U.S.  stocks  (including  Edison  International
                                         Common Stock), non-U.S. stocks and fixed income instruments; and

                                   o        Forty Mutual Funds - Funds are invested in a variety of retail  mutual funds from multiple asset classes.

                                   Two  investment  funds were  discontinued  as of market  close on December  18,
                                   2003. The Plan Sponsor's Trust  Investment  Committee may direct the Trustee to establish new investment  funds or discontinue  existing ones as well as change the investment  medium for each investment fund.  Participants  should refer to the Summary Plan  Description  for a more  complete  discussion  of the various investment options.

5.      Investments               The following presents investments that represent 5 percent or more of the
                                  Plan's net assets:

                                December 31,                                              2003             2002
                                ------------------------------------------------------------------------------------
                                                                                                 (in 000's)
                                 Investments at Fair Value as Determined by Quoted Market
                                 Prices:

                                Edison International Common Stock Fund,
                                31,044,786 and 32,290,175 shares, respectively
                                (See Note 7)                                         $     748,488    $     405,530

                                Other - Mutual funds (less than 5%)                        454,179          319,544
                                ------------------------------------------------------------------------------------
                                                                                     $   1,202,667    $     725,074
                                ------------------------------------------------------------------------------------

                                 Investments at Estimated Fair Value:

                                BZW Barclay's Global Investors - Common Stock
                                Fund, 8,037,832 and 7,452,725 units, respectively    $     262,435    $     188,290

                                Frank Russell Trust Company - Balanced Fund,
                                11,129,177 and 4,541,299 units, respectively               128,542           96,382

                                State Street Bank - Money Market Fund,
                                230,313,526 and 256,733,298 units, respectively
                                (See Note 7)                                               230,313          256,733

                                Other Frank Russell Funds (less than 5%)                   250,766          193,220

                                Participant Loans (less than 5%)                            64,017           64,397
                                ------------------------------------------------------------------------------------
                                                                                     $     936,073    $     799,022
                                ------------------------------------------------------------------------------------

                                Total Investments                                    $   2,138,740    $   1,524,096
                                ====================================================================================

5.      Investments              During 2003, the Plan's investments (including gains and losses on investments
        (Continued)              bought and sold, as well as held during the year) appreciated in value as follows:

                                 Net Change in Fair Value:

                                December 31,                                                         Amount
                                ---------------------------------------------------------------------------------
                                                                                                   (in 000's)
                                 Investments at Fair Value as Determined by Quoted Market
                                 Prices:

                                Edison International Common Stock
                                 Fund (Note 7)                                                   $     305,300
                                Mutual Funds                                                            87,223
                                ---------------------------------------------------------------------------------

                                                                                                       392,523
                                ---------------------------------------------------------------------------------

                                 Investments at Estimated Fair Value:

                                Common Collective Funds                                                122,116
                                ---------------------------------------------------------------------------------

                                Net appreciation in fair value                                   $     514,639
                                =================================================================================

6.      Reconciliation of          The following is a  reconciliation  of net assets available for plan benefits
        Financial Statements to    per the financial statements to the Form 5500:
        Form 5500
                                   December 31,                                 2003                       2002
                                   ------------------------------------------------------------------------------
                                                                                        (in 000's)

                                   Net assets available for plan
                                    benefits per the financial
                                    statements                                $ 2,130,138           $ 1,527,595
                                   Less: Amounts allocated to
                                    withdrawing participants                        1,268                   785
                                   ------------------------------------------------------------------------------

                                   Net assets available for plan benefits
                                    per the Form 5500                         $ 2,128,870          $  1,526,810
                                   ==============================================================================

6.      Reconciliation of          The  following is a  reconciliation  of benefits paid to  participants  per the
        Financial Statements       financial statements to the Form 5500:
        to Form 5500 (Continued)

                                   December 31,                                                        2003
                                   -------------------------------------------------------------------------------

                                                                                                     (in 000's)

                                   Benefits paid to participants per the
                                     financial statements                                        $       66,129
                                   Add:  Amounts allocated to
                                     withdrawing participants at
                                     December 31, 2003                                                    1,268
                                   Less:  Amounts allocated to
                                     withdrawing participants at
                                     December 31, 2002                                                      785
                                   -------------------------------------------------------------------------------

                                   Benefits paid to participants per the
                                     Form 5500                                                   $       66,612
                                   ===============================================================================

                                   Amounts  allocated to  withdrawing  participants  are recorded on the Form 5500 for benefit  claims that have been  processed and approved for payment prior to
                                   December 31 but not paid as of that date.

7.      Related Party Transactions The Money  Market  Fund was  managed by State  Street  Bank and Trust  Company, which also serves as the Plan's  Trustee.  As such,  transactions  in the Money
                                   Market  Fund  qualify as  party-in-interest  transactions.  Fees  earned by the
                                   Trustee in its  capacity as fund  manager for the Plan were  $491,958  for 2003 and were  reported as a reduction  to  investment  income on the  Statement  of
                                   Changes in Net Assets  Available for Plan  Benefits.  The Plan's record keeper,
                                   Hewitt  Associates LLC oversees the Ready Asset Fund (Collective  Investment in
                                   Hewitt  Money  Market  Fund).  Plan Assets are invested in the Ready Asset Fund temporarily,  while the Plan participant  decides how to invest money allocated to the Mutual Fund Menu. Fees earned by Hewitt  Associates LLC,  related to the
                                   Ready Asset Fund, were $19,732 during 2003.

7.      Related Party              The Plan's  investment  options  include the  Company's  Common Stock as a fund
        Transactions (Continued)   option.  State Street  Global  Advisors,  an affiliate of State Street Bank and
                                   Trust Company,  is the investment  manager of the Edison  International  Common
                                   Stock Fund.  As such,  transactions  in the Edison  International  Common Stock
                                   Fund  qualify as  party-in-interest  transactions.  Fees earned by State Street
                                   Global  Advisors  in its  capacity  as the  investment  manager  of the  Edison
                                   International  Common Stock Fund were  $91,859 for 2003 and were  reported as a reduction  to  investment  income on the  Statement  of  Changes  in Net Assets
                                   Available for Plan Benefits.

8.      Plan Termination           Although it has not  expressed  intent to do so, the Plan Sponsor has the right under the Plan to discontinue  its  contributions  at any time and to terminate
                                   the  Plan  subject  to  the   provisions  of  ERISA.   In  the  event  of  Plan
                                   termination,  participants  will become  fully  vested in their  accounts.  The
                                   Trust  will  continue  after  termination  until  all  Trust  assets  have been distributed to participants and their beneficiaries.

9.      Tax Status                 The Internal  Revenue Service has determined and informed the Plan Sponsor by a letter dated May 22, 2002,  that the Plan and related trust as amended  through
                                   November 29, 2001,  are  qualified  under  applicable  sections of the Internal
                                   Revenue  Code  (IRC).   The  Plan  has  been  amended   since   receiving   the
                                   determination  letter.  However,  the Plan  administrator  and the  Plan's  tax counsel  believe that the Plan is designed and is currently  being  operated in compliance with the applicable requirements of the IRC.

10.     Employee Stock Ownership   The Edison  International  Common  Stock Fund  constitutes  an  employee  stock
        Plan                       ownership  plan that allows for the current  distribution  of  dividends to all participants.  There were no such  distributions  for the year  ended  December
                                   31,  2003.   On  December   11,   2003,   the  board  of  directors  of  Edison
                                   International  declared a common stock  dividend of $0.20 per share  payable on
                                   January 31, 2004, to the  shareholders  of record as of January 6, 2004.  Since the  record  date was  subsequent  to year end,  the  dividend  income  was not accrued  for in the  accompanying  financial  statements  for  the  year  ended
                                   December 31, 2003.

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8, as listed below, of Edison
International of our report dated June 22, 2004, of the Edison 401 (k) Savings Plan, (formerly known as the Southern California
Edison Company Stock Savings Plus Plan):

          Registration Form                 File No.                   Effective Date
          -----------------------------     --------------------       -------------------------

          Form S-8                          333-115802                 May 19, 2004
          Form S-8                          333-101038                 November 6, 2002
          Form S-8                          333-74240                  November 30, 2001

/s/ BDO Seidman, LLP
BDO Seidman, LLP

Los Angeles, California
June 22, 2004

                                                                                             Edison 401(k) Savings Plan
                                                                                                 (Formerly known as the
                                                                                     Southern California Edison Company
                                                                                               Stock Savings Plus Plan)

                                                                 Schedule I: Form 5500 - Schedule H Part IV - Line 4i -
                                                                               Schedule of Assets (Held at End of Year)
                                                                                                as of December 31, 2003

                                                                                                       EIN:  95-1240335
                                                                                                       Plan Number: 002

                      (b)                                             (c)                                 (d)
                                                                                                        Current
      Identity of Issuer, Borrower,           Description of Investment Including Maturity Date,         Value
 (a)  Lessor, or Similar Party                Rate of Interest, Par or Maturity Value                  (in 000's)
---------------------------------------------------------------------------------------------------------------------

      Edison International Stock Fund
      -------------------------------

  *   Edison International                    Common Stock - No Par Value                            $    690,049

  *   State Street Bank                       Short Term Investment Fund                                   58,439
                                                                                                       -----------

                                              Total Edison International Stock Fund                       748,488
                                                                                                       -----------

      Money Market Fund
      -----------------

  *   State Street Bank & Trust Co.           Money Market Fund - Collective Investment in the
                                                State Street Bank Short-Term Income Fund                  230,313
                                                                                                       -----------

      Common Collective Funds
      -----------------------

      BZW Barclay's Global Investors          Common Stock Fund - Collective Investment in the
                                                BZW Barclay's Global Investors Equity Index Fund          262,435

      Frank Russell Trust Company             Balanced Fund - Collective Investment in Frank
                                                Russell Balanced Fund                                     128,542

      Frank Russell Trust Company             Bond Fund - Collective Investment in Frank Russell
                                                Intermediate-Term Bond Fund                                59,423

      Frank Russell Trust Company             US Large Company - Collective Investment in Frank
                                                Russell US Large Company Equity I Fund                     50,052

      Frank Russell Trust Company             US Small Company - Collective Investment in Frank
                                                Russell US Small Company Equity II Fund                    51,579

      Frank Russell Trust Company             Conservative Growth Portfolio - Collective
                                                Investment in Frank Russell Conservative Balanced
                                                Fund                                                       28,265

      Frank Russell Trust Company             Aggressive Growth Portfolio - Collective Investment
                                                in Frank Russell Aggressive Balanced Fund                  61,447
                                                                                                       -----------

                                              Total Common Collective Funds                               641,743

      Mutual Funds
      ------------

      American Funds                          Collective Investment in The American Funds Group
                                                Europacific Growth Fund                                    30,955

      T. Rowe Price                           Collective Investment in T. Rowe Price Blue Chip
                                                Fund                                                        5,572

      Janus Investment Funds                  Collective Investment in Janus Balanced Fund                 15,984

      Putnam                                  Collective Investment in Voyager Fund                        11,112

      Franklin Strategic                      Collective Investment in Franklin Small Cap Growth
                                                Fund A                                                     11,346

      Artisan                                 Collective Investment in Small Cap Growth Fund                8,577

      Dreyfus Management                      Collective Investment in Appreciation Fund                    7,402

      Turner Funds                            Collective Investment in Turner Small Cap Growth
                                                Fund                                                       16,438

      Fidelity Funds                          Collective Investment in Fidelity Select Health
                                                Care Fund                                                   9,788

      American Funds                          Collective Investment in Washington Mutual
                                                Investors Fund                                             17,427

      Dreyfus Management                      Collective Investment in Dreyfus Disciplined Stock
                                                Fund                                                        3,175

      William Blair                           Collective Investment in Small Cap Growth Fund               11,789

      T. Rowe Price                           Collective Investment in Mid-Cap Growth                      20,333

      Fidelity Investments                    Collective Investment in Spartan High Income Fund             9,196

      Morgan Stanley                          Collective Investment in Inst Small Cap Value Fund            2,546

  *   Hewitt Series                           Collective Investment in Hewitt Money Market Fund            19,266

      PIMCO                                   Collective Investment in Total Return Fund Admin
                                                Shares                                                     14,330

      Fidelity Investments                    Collective Investment in Utilities Income Fund                2,267

      Fidelity Investments                    Collective Investment in Select Financial Services
                                                Funds                                                       7,130

      American Funds                          Collective Investment in American Funds - New
                                                Perspective A                                              25,736

      American Century                        Collective Investment in International Growth
                                                Investor Fund                                               1,560

      PIMCO                                   Collective Investment in Low Duration Fund                    6,192

      Morgan Stanley                          Collective Investment in Inst International Small
                                                Cap Fund A                                                  1,155

      Scudder-Dreman                          Collective Investment in Scudder -Dreman High
                                                Return Equity A Fund                                       20,041

      Lord Abbett                             Collective Investment in Lord Abbett Mid Cap Value
                                                Fund                                                        2,762

      Vanguard                                Collective Investment in Mid Cap Index Fund                   6,166

      Artisan                                 Collective Investment in Mid Cap Fund A                       2,030

      T. Rowe Price                           Collective Investment in Mid Cap Value Fund                   9,099

      Fidelity Investments                    Collective Investment in Diversified International
                                                Fund                                                       13,960

      Templeton                               Collective Investment in Developing Markets Fund A            5,130

      PIMCO                                   Collective Investment in RCM Global Technology Fund
                                                A                                                          43,928

      American Balanced                       Collective Investment in American Balance Fund               24,983

      PIMCO                                   Collective Investment in Capital Appreciation Admin
                                                Fund                                                        4,389

      PIMCO                                   Collective Investment in Long Term US Government
                                                Bonds                                                       8,813

      T. Rowe Price                           Collective Investment in Small Cap Stock Fund                 7,414

      Morgan Stanley                          Collective Investment in Institutional
                                                International Equity Fund                                   4,619

      Janus                                   Collective Investment in Small Cap Value Fund                16,392

      Fidelity Investments                    Collective Investment in Real Estate Specialty Fund          15,129

      Harbor                                  Collective Investment in Capital Appreciation Fund            7,557

      UBS Global                              Collective Investment in Balanced Pre-Mixed Fund              1,183

      MFS Series                              Collective Investment in Total Return Fund A                  1,308
                                                                                                       -----------

                                              Total Mutual Funds                                          454,179
                                                                                                       -----------

      Participant Loans                       Loans With Maturities Varying From One to Four
      -----------------
                                                Years (or up to 15 Years for Purchase of a
                                                Primary Residence) and Interest Rates of 5.0 to
                                                10.5%                                                      64,017
                                                                                                       -----------

                                              Total                                                  $  2,138,740
                                                                                                       ===========

  *   Party-In-Interest

                                                              SIGNATURES
                                                              ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            SOUTHERN CALIFORNIA EDISON COMPANY
                                                       STOCK SAVINGS PLUS PLAN

                                            By:           /s/ Frederick J. Grigsby, Jr.
                                                   ---------------------------------------------------------------
                                                              Frederick J. Grigsby, Jr.

June 22, 2004